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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                    FORM 11-K



                                   (Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1999

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

   For the transition period from .................... to ....................

                          Commission file number 1-9950

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Team, Inc. Salary Deferral Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Team, Inc.
         200 Herman Dr.
         Alvin, Texas  77511
         (281) 331-6154

    ----------------------------------------------

    TEAM, INC. SALARY
    DEFERRAL PLAN AND TRUST
    Financial Statements for the Years Ended
    December 31, 1999 and 1998, Supplemental
    Schedule for the Year Ended December 31,
    1999 and Independent Auditors' Report
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TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                   PAGE

INDEPENDENT AUDITORS' REPORT                                                                         1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits, December 31, 1999 and 1998                       3

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1999                                                                               4

   Notes to Financial Statements for the Years Ended December 31, 1999 and 1998                      5

SUPPLEMENTAL SCHEDULE:

   Supplemental Schedule of Investments, December 31, 1999                                           8

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of
    Team, Inc. Salary Deferral Plan and Trust

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Team, Inc. Salary Deferral Plan and Trust (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the 1999 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

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

The supplemental schedule of investments that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan asset manager. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




Houston, Texas
June 12, 2000

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TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

ASSETS                                                                                        1999              1998
INVESTMENTS, At fair value:
   Team, Inc., Common Stock Fund                                                          $   512,792        $  783,203
   Kemper Securities, Inc. Mutual funds:
      Money Market Fund                                                                     1,128,984         1,197,497
      Total Return Fund                                                                     1,380,788         1,200,745
      Growth Fund                                                                           3,737,395         2,569,726
      U.S. Government Securities Fund                                                         615,611           976,223
      Blue Chip Fund                                                                        2,243,980         1,629,010
      Diversified Income Fund                                                                  91,581            59,857
      International Fund                                                                      527,408           196,084
      Kemper-Dreman High Return Equity                                                        244,272           168,543
      Small Cap Equity                                                                         97,452            54,257
   Loans to participants                                                                    1,055,716           806,407
                                                                                          -----------        ----------
                Total investments                                                          11,635,979         9,641,552

CASH                                                                                           12,838             8,620
                                                                                          -----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                                                         $11,648,817        $9,650,172
                                                                                          ===========        ==========

See notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
   Investment income:
      Interest and dividends                                                                            $  721,286
      Net appreciation in fair value of investments                                                        676,814
                                                                                                        ----------

                Total investment income                                                                  1,398,100
                                                                                                        ----------

   Contributions:
      Employee                                                                                            1,150,563
      Employer                                                                                              266,657
                                                                                                        -----------

                Total contributions                                                                       1,417,220
                                                                                                        -----------

                Total additions                                                                           2,815,320

DISTRIBUTIONS AND BENEFITS PAID TO PARTICIPANTS                                                             816,675
                                                                                                        -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                                                         1,998,645

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                                      9,650,172
                                                                                                        -----------

   End of year                                                                                          $11,648,817
                                                                                                        ===========

See notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Team, Inc. Salary Deferral Plan and Trust (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan covering all eligible employees. Employees become eligible to participate in the Plan upon completion of three months of service. Prior to October 1, 1998 employees had to complete one year of service to be eligible. Employee contributions can be invested on a percentage allocation basis in any increment of 5% in the following funds:

      Company Stock Fund - invests in Team, Inc. common stock

      Kemper Mutual Funds - as follows:

            Money Market Fund - invests in money market portfolios, certificates of deposit, treasury bills and commercial paper

            Total Return Fund - invests in fixed income and equity securities

            Growth Fund - invests in common stock of established companies

            U.S. Government Securities Fund - invests in obligations issued or guaranteed by the U.S. government or its agencies

            Blue Chip Fund - invests in common stocks of well-capitalized, established companies that have the potential for growth

            Diversified Income Fund - invests in fixed income and equity securities

            International Fund - invests in fixed income and equity securities

            Kemper-Dreman High Return Equity Fund - invests in common stocks of perceived under valued, large U.S. companies

            Small Cap Equity Fund - invests in common stocks of small U.S. companies

      The Plan also has a Loan Fund. Participants may borrow from the Loan Fund up to the lesser of i) one half the vested value of their account or ii) $50,000. All mutual funds are administered by Kemper Securities, Inc. (the "Asset Manager").

      The Board of Directors of Team, Inc. (the "Company") approved the Plan and provided for the Plan to begin October 1, 1984. The agreement provided for, among other things, the qualification of the Plan under Section 401(k) of the Internal Revenue Code, as amended.

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      CONTRIBUTIONS - Each participant may elect to have allocated to his or her account any whole percentage, not exceeding 16%, of that employee's compensation. For each plan year, the Company may contribute to the Plan a sum determined by the Board of Directors.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, his or her portion of the Company's contribution, and an allocation of the Plan's earnings.

      VESTING - Participants become vested in the employer contributions as determined by the following schedule:

                                                                                  PERCENTAGE OF
                                                                              EMPLOYER CONTRIBUTION
                         YEARS OF SERVICE                                      THAT BECOMES VESTED

                      Less than one year                                               0
                      One year                                                        20
                      Two years                                                       40
                      Three years                                                     60
                      Four years                                                      80
                      Five years or more                                             100

      After becoming vested, employer contributions are not forfeitable for any reason.

      Forfeitures of unvested employer contributions will be used to reduce current and future employer contributions.

      PAYMENT OF BENEFITS - Participants who terminate employment, retire, die or become totally disabled are entitled to the balance in their accounts. Benefits are payable either in a lump sum amount or in monthly, quarterly, semiannual or annual installments over a period not exceeding ten years.

      Distributions payable to terminated participants amounted to $0 and $306,747 at December 31, 1999 and 1998, respectively.

      ADMINISTRATION OF THE PLAN - The Plan is administered by an Administrator appointed by the Board of Directors of the Company the ("Administrator"). The Administrator is Clark Ingram, Vice President of Human Resources. No compensation is paid by the Plan to the Administrator.

      All costs of plan administration are absorbed by the Company.

      TERMINATION OF THE PLAN - The Company may terminate the Plan at any time. In the event of termination of the Plan, the assets held by the Asset Manager under the Plan will be valued and each participant will be entitled to distributions for the balance of his or her account.

2.    SUMMARY OF ACCOUNTING POLICIES

      The financial statements are presented on the accrual basis of accounting. Plan investments are presented at their fair value determined by quoted market prices.

3.    FEDERAL INCOME TAXES

      The Plan obtained its latest determination letter on January 16, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue

      Code. The plan administrator and the Plan's tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of December 31, 1999.

      A participant is not subject to federal income tax on the employer's contribution or on the income accruing to his or her account until such amount is paid to the participant.

4.    RELATED PARTY TRANSACTIONS

      During the year ended December 31, 1999, the Plan purchased 55,414 shares of Team, Inc. common stock at a cost of $179,380 and sold 1,845 shares of Team, Inc. common stock for $6,688 (cost $2,594).

5.    SUBSEQUENT EVENT

      Effective January 1, 2000, Wells Fargo N.A. became the authorized trustee of the Plan.

                                     ******

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ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF INVESTMENTS,
DECEMBER 31, 1999
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
                                                               NUMBER
                                                                 OF         MARKET
                                                               SHARES        VALUE
INVESTMENTS, At fair value:
  Team, Inc. Common Stock Fund*                                 269,625   $   512,792
  Kemper Mutual Funds*:
     Money Market Fund                                        1,122,753     1,128,984
     Total Return Fund                                          120,487     1,380,788
     Growth Fund                                                201,368     3,737,395
     U.S. Government Securities Fund                             74,627       615,611
     Blue Chip Fund                                             101,630     2,243,980
     Strategic Income Fund                                       17,444        91,581
     International Fund                                          35,185       527,408
     Kemper-Dreman High Return Equity Fund                        9,108       244,272
     Small Cap Equity Fund                                        5,234        97,452
                                                                          -----------

          Total Kemper Mutual Funds                                        10,067,471

Loans to participate (with interest rates ranging from 6% to
  11%)                                                                      1,055,716
                                                                          -----------

                                                                          $11,635,979
                                                                          ===========

* Party-in-interest

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